Exhibit 99.5

LETTER TO HOLDERS OF CALATLANTIC 1.625% CONVERTIBLE SENIOR NOTES DUE 2018

Exhibit 99.5

December 22, 2017

Dear Holder of CalAtlantic (as successor to The Ryland Group, Inc)

1.625% Conve1iible Senior Notes due 2018

We have received a number of inquiries regarding what holders of 1.625% Convertible Senior Notes due 2018 of CalAtlantic Group, Inc., as successor to The Ryland Group, Inc., (“Notes”) will receive if they convert Notes after completion of the pending merger (the “Merger”) of CalAtlantic into a wholly owned subsidiary of Lennar Corporation (“Lennar”).

The Merger will constitute a Change of Control Event for purposes of the Supplemental Indenture dated as of May 16, 2012 that governs the Notes. Therefore (a) holders of Notes will have the option to require CalAtlantic to purchase Notes for 100% of their principal amount plus accrued interest on a day selected by CalAtlantic that is not less than 20 nor more than 35 business days after the day the merger is effective (the “Purchase Date”), or (b) if holders convert Notes during the period between the effective time of the Merger and the Purchase Date, they will benefit from a make-whole-adjustment that will temporarily increase the total number of CalAtlantic shares into which Notes will be convertible to slightly more than the current 31.8845 shares per $1,000 principal amount of Notes. The exact increased number of shares will depend on when the Merger takes place and the average closing price of CalAtlantic common stock during the five trading days before the day on which the Merger becomes effective. However, as an example, if the Merger were effective on February 15, 2018 and the average closing price of CalAtlantic stock during the five trading day period were 55, while the make-whole-adjustment is in effect, each $1,000 of Notes would be convertible into the merger consideration relating to 31.9613 shares of CalAtlantic common stock.

Under the Supplemental Indenture, if Notes are converted after a merger, holders of the Notes will be entitled to receive upon conversion what they would have received in the merger if they had converted their Notes immediately before the merger. The Supplemental Indenture goes on to say that in the case of a merger or other transaction in which holders of common stock can elect more than one type of consideration, what the holders of common stock receive, and therefore what the holders of Notes will receive on conversion, “will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock that affirmatively make such election.”

In the pending transaction between Lennar and CalAtlantic, CalAtlantic stockholders will receive, for each share of CalAtlantic common stock, 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock. However, CalAtlantic stockholders will have the option to elect to receive, instead of Lennar common stock, $48.26 per CalAtlantic share in cash, subject to proration to the extent that holders of more than 24,083,091 shares elect to receive cash. A major CalAtlantic stockholder has agreed to receive cash with regard to the number of CalAtlantic shares, if any, by which cash elections are made with regard to fewer than the maximum of 24,083,091 shares. That guarantees that there will be cash payments with regard to 24,083,091 shares, which, based upon the currently outstanding CalAtlantic stock, would be approximately 20.73% of the outstanding shares. Therefore, based on the currently outstanding CalAtlantic stock, stockholders will receive, in total, approximately 79.27% Lennar Class A and Class B common stock and 20.73% cash as a result of the Merger.

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We are advised by our counsel that in their opinion, because only holders of CalAtlantic common stock who elect to receive cash will make affirmative elections, the Supplemental Indenture requires that holders who convert Notes after the Merger receive the merger consideration that is received by CalAtlantic stockholders who elect to receive cash. Unless holders of more than 24,083,091 shares elect to receive cash, holders who elect to receive cash will receive 100% of their merger consideration in the form of cash. Even if holders of more than 24,083,091 shares elect to receive cash, and therefore the cash they receive will be prorated, it is likely they will receive most of their merger consideration in the form of cash. Therefore, under the Supplemental Indenture, holders who convert their Notes after the Merger would receive what probably will be entirely or primarily cash of $48.26 for each CalAtlantic share into which the Notes are converted.

Lennar believes the result mandated by the Indenture with regard to the Merger is unduly harsh. If the value of the Lennar stock that is issued in the Merger (0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock) is more than $48.26 per CalAtlantic share, holders of Notes would receive more value by getting the same combination of Lennar stock and cash as that received by the CalAtlantic stockholders in total than by receiving entirely or primarily cash. Also, even if converting holders benefit from the make-whole-adjustment, the cash they receive from converting at $48.26 per CalAtlantic share almost surely would be less than the 100% of principal amount for which they will have the right to cause Lennar to purchase their Notes.

Therefore, Lennar is going to offer holders of Notes who convert them during the period between the effective date of the merger and the Purchase Date the right to elect to receive on conversion the same combination of Lennar stock and cash as that received by the CalAtlantic stockholders in total (which, based on the currently outstanding CalAtlantic shares, would be 79.27% Lennar stock and 20.73% cash) with regard to the total number of shares into which their Notes are convertible, giving effect to the make-whole-adjustment. Any holder who submits Notes for conversion during that period and does not elect to receive the same combination of Lennar stock and cash as that received in the Merger by the CalAtlantic stockholders in total will receive with regard to the shares into which the Notes are converted, after giving effect to the make-whole-adjustment, the same percentage of cash at $48.26 per CalAtlantic share as will be received in the Merger by CalAtlantic stockholders who elect to receive cash (which may be 100%). Any holder who submits Notes for conversion after the Purchase Date will receive, with regard to the number of CalAtlantic shares into which the Notes are converted, without the benefit of the make-whole-election (i.e., with regard to 31.8845 shares per $1,000 principal amount), the same percentage of cash at $48.26 per CalAtlantic share as will be received in the Merger by CalAtlantic stockholders who elect to receive cash. A holder who submits shares for conversion after the Purchase Date will not be able to elect to receive a greater percentage of Lennar stock than is received by CalAtlantic stockholders who elect to receive cash, and will not benefit from the temporary make-whole-adjustment to the conversion price. An election to receive the same combination of Lennar stock and cash as that received by the CalAtlantic stockholders in total will also constitute a consent to amend the Supplemental Indenture relating to the Notes to remove the requirement that CalAtlantic file with the SEC and furnish to the Trustee and the holders, all quarterly and annual financial information required to be contained in Forms 10-Q and 10-K and, with respect to annual consolidated financial information, a report of CalAtlantic’s independent auditors.

There is an additional option available to a holder of Notes. That is to convert them before the Merger and not make a cash election, in which case the holder will receive in the Merger with regard to each share into which Notes are converted 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock. On December 18, 2017, the market value (based on the last sales reported on the NYSE) of the Lennar Class A and Class B stock that would be received with regard to 31.8845 shares of CalAtlantic common stock (the number of shares that will be issued with regard to each $1,000 principal amount of Notes that are converted before the Merger) was $1,787.47. The market value on the effective date of the Merger may be higher or lower than that.

Because of what Lennar is offering as described in the preceding paragraph, a holder of Notes will have the following four options:

•	Convert the Notes prior to the effective time of the Merger and receive Lennar Class A and Class B common stock in the Merger.

•	Require CalAtlantic to purchase the holder’s Notes during the period between the effective date of the Merger and the Purchase Date for 100% of par plus accrued interest.

•	Convert the holder’s Notes, during or after the period between the effective date of the Merger and the Purchase Date, into the right to receive the same combination of cash and Lennar Class A and Class B common stock as that received in the Merger by holders of CalAtlantic stock who elect to receive cash of $48.26 per share (which may be 100% cash).

•	Convert the holder’s Notes, during or after the period between the effective date of the Merger and the Purchase Date, into the right to receive the same combination of Lennar stock and cash as that received in the Merger by the CalAtlantic stockholders in total (which, based on the currently outstanding CalAtlantic stock, would be 79.27% Lennar Class A and Class B common stock and 20.73% cash).

An example of how these elections would work is contained on Exhibit A to this letter.

Holders of Notes do not have to do anything at this time to submit them to be purchased by CalAtlantic for 100% of their principal amount or to elect to receive on conversion between the date the Merger is effective and the Purchase Date the same combination of Lennar stock and cash as that received in the Merger by the CalAtlantic stockholders in total. Notices regarding those steps and materials with which to take them will be distributed before the Merger becomes effective. Holders who want to convert their Notes before the Merger will have to submit their notes for conversion in time for the conversion to take place before the effective time of the Merger (which is likely to be in mid-February 2018).

If you have any questions, please address them to Gerald Rodriguez at 305-485-4125, email: Gerry.Rodriguez@Lennar.com.

LENNAR CORPORATION

EXHIBIT A

EXAMPLE OF OPTIONS AVAILABLE TO HOLDERS OF CONVERTIBLE NOTES

The following is an example of the economics of the four options that will be available to a holder of 1.625% Convertible Senior Notes of CalAtlantic Group, Inc. (“CalAtlantic”) , as successor to The Ryland Group, Inc., during the period between the effective date of the merger of CalAtlantic into a wholly owned subsidiary of Lennar Corporation (the “Merger”) and a date selected by CalAtlantic (the “Purchase Date”) which will be not less than 20 nor more than 35 business days after day on which the Merger becomes effective. The example is based on the assumptions listed below, which include assumptions about dates and market prices of CalAtlantic common stock that are made solely for the purpose of the example. The actual dates and the actual market prices of CalAtlantic common stock will not necessarily be the same as those that are assumed for the purpose of the example.

Assumptions:

Effective date of the Merger	February 15,2018

Average of the closing price of CalAtlantic shares on the five trading days before the day on which the Merger is effective	55

Number of shares issuable on conversion of $1,000 principal amount Note during period between effective date of Merger and Purchase Date

Basic conversion shares	31.8845

Temporary make-whole-adjustment shares	0.0768

Total conversion shares during period between effective date of Merger and Purchase Date	31.9613

Value of 0.885 shares of Lennar Class A common stock plus 0.0177 shares of Lennar Class B common stock	55.25

Number of shares as to which holders elect to receive cash of $48.26 per share	Not more than 24,083,091

Lennar stock and cash received by CalAtlantic stockholders in total	79.27% Lennar stock and 20.73% cash

Value per $1,000 Note of what is received as a result of various alternatives:

Alternative	Value[1]

Convert Notes before the Merger and not elect to receive cash	$1,761.62

Require CalAtlantic to purchase the holder’s Notes for 100% of par	$1,000 plus accrued interest

Convert the holder’s Notes during the period between the effective time of the Merger and the Purchase Date into the right to receive the same combination of cash and Lennar Class A and Class B common stock as that received in the Merger by holders of CalAtlantic stock who elect to receive cash	$1,542.45

Convert the holder’s Notes during the period between the effective time of the Merger and the Purchase Date into the same combination of Lennar stock and cash as that received in the Merger by the CalAtlantic stockholders in total	$1,719.55

1	Based on the assumptions described above.

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